                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF MARCH 2006

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

Board approves 2005 accounts

Telecom Italia Group: Net Income equal to 3,216 million euro, up 77% compared with 2004, driven mainly by higher profits resulting from the TIM merger

Proposed dividend 0.14 euro (0.1093 in 2005) for ordinary shares, up 28.1%, and 0.151 euro (0.1203 in 2005) for savings shares, up 25.5%

Proposed authorization for share Buyback of up to 1 billion euro

Net financial borrowings reduced to 39.8 billion euro, down more than 10 billion euro compared with the level registered after the PTO for TIM, the 2004 dividend payout and financial investments

Industrial investment 5,173 million euro, approximately 70% for development and innovation

Wireline:

- over 7 million broadband connections supplied at year-end,

of which 1.3 million abroad

- revenues equal to 17,802 million euros, up 2.1% compared

with 2004 (organic growth up 1.6%)

- industrial investment equal to 2,670 million euro, up 17.8%

compared with 2004

- European Broadband Project revenues equal to 566 million euro, up 109.6% compared with 2004

Tim Italia:

- more than 1.3 million new lines added in final quarter

- 2.2 million UMTS clients

- revenues equal to 10,076 million euro, up 1.5% compared

with 2004

- VAS revenues equal to 1,449 million euro, up 15.4%

compared with 2004

Tim Brazil: - revenues up 34.2% compared with 2004

 - position as number two in the market confirmed with over

20 million lines and a market share of 23.4%

TELECOM ITALIA GROUP

REVENUES: 29,919 MILLION EURO (UP 5.8% COMPARED WITH 28,292 MILLION EURO FOR 2004); ORGANIC GROWTH UP 3.8%

EBITDA: 12,517 MILLION EURO (DOWN 2.7% COMPARED WITH 12,864 MILLION EURO FOR 2004); ORGANIC GROWTH UP 2.7%

EBIT: 7,499 MILLION EURO (DOWN 1.4% COMPARED WITH 7,603 MILLION EURO FOR 2004); ORGANIC GROWTH UP 0.6%

MARGINS, WHICH WERE IMPACTED BY HIGHER AMORTIZATION (APPROXIMATELY 424 MILLION EURO), THE PROCESS OF STAFFING OPTIMIZATION (APPROXIMATELY 305 MILLION EURO) AND THE ACCELERATION IN INVESTMENTS IN COMMERCIAL AND NETWORK INNOVATION GAINED FROM REINVESING THE EFFICIENCIES DERIVED FROM THE INTEGRATION PROCESS (IN TOTAL 400 MILLION EURO MORE THAN EXPECTED). IF TELECOM ITALIA HAD NOT DECIDED TO REINVEST THE EFFICIENCIES GAINED FROM THE ACCELERATION OF THE INTEGRATION PROCESS, MARGINS SOULD HAVE REMAINED SUBSTANTIALLY IN LINE WITH THE GROWTH ESTIMATES ANNOUNCED TO THE MARKET

NET INCOME: 3,216 MILLION EURO (UP 77% COMPARED WITH 1,815 MILLION EURO FOR 2004)

NET FINANCIAL DEBT ON 31 DECEMBER 2005 STOOD AT 39.858 MILLION EURO, DOWN BY MORE THAN 10 BILLION EURO COMPARED WITH THE LEVEL FOLLOWING THE PTO FOR TIM, THE DIVIDEND PAYOUT AND FINANCIAL INVESTMENTS

TELECOM ITALIA SPA

REVENUES: 17,209 MILLION EURO

(UP 6.8% COMPARED WITH 16,108 MILLION EURO FOR 2004)

EBITDA: 6,863 MILLION EURO

(DOWN 1.7% COMPARED WITH 6,982 MILLION EURO FOR 2004);

EBIT: 4,082 MILLION EURO

(DOWN 0.6% COMPARED WITH 4,106 MILLION EURO FOR 2004);

NET INCOME: 3,885 MILLION EURO

(UP 82% COMPARED WITH 2,135 MILLION EURO FOR 2004)

Milan, March 7, 2006 - At today’s meeting the Telecom Italia Board of Directors, chaired by Marco Tronchetti Provera, analyzed and approved the Group and Parent company’s FY 2005 accounts.

TELECOM ITALIA GROUP

Telecom Italia Group earnings and financial full-year, quarterly and half-year 2005 results have been drafted in compliance with IAS/IFRS accounting standards. Data for the periods under comparison have been recalculated to take into account discontinued operations and current disposals regarding the Entel Chile Group, Finsiel Group, Digitel Venezuela, TIM Hellas, TIM Peru and the Buffetti Group. The consolidated income statement for the 2005 financial year includes results for the first three months of the year from the Entel Chile Group (prior to its sale in late March 2005), the first five months of the year for TIM Hellas (prior to its sale in early June), the first six months of the year for the Finsiel Group (prior to its sale in June 2005), and the first seven months of the year for TIM Peru (prior to its sale in August 2005). The following companies left the area of consolidation in 2005: Databank, Televoice, Innovis, Cell-Tel, Olivetti Lexikon Nordic AB, Olivetti Servicios Y Soluciones, Olivetti Tecnost Africa and Med1IC-1. At the same time, Liberty Surf entered the area of consolidation.

Revenues grew by 5.8% compared with 2004 (28,292 million euro) to 29,919 million euro. Excluding positive exchange rate fluctuations and changes to the area of consolidation, organic growth was equal to 3.8% (up 1,105 million euro). Among the principle drivers of growth in 2005 were:

1) a significant contribution from the Mobile Business Unit (an additional 765 million euro) predominantly generated by operations in Brazil (616 million euro more), good performance by value added services, and sales of innovative 3G terminals on the domestic Italian market (153 million euro more);

2) good performance by the Wireline Business Unit (an additional 272 million euro) driven by broadband market growth in Italy and the European Project, growth in innovative services and enhanced national and international wholesale service offerings;

3) higher advertising income growth from the Media Business Unit (24 million euro more).

EBITDA (Operating result before depreciation and amortization, capital gains/losses, and revaluations and write-downs of non-current activities) was equal to 12,517 million euro, 2.7% lower than in 2004 (12,864 million euro). EBITDA corresponded to 41.8% of revenues (45.5% for 2004). Excluding one-off items, the impact of currency fluctuations and changes to the area of consolidation and start-up costs (sustained by TI Media for its Digital Terrestrial project and by Olivetti for the launch of new products by its Office division), organic growth was equal to 2.7% (up 345 million euro).

Taking a closer look, 2005 EBITDA was impacted by company rationalization resulting from the adoption of the “one company” model, designed to yield further efficiencies and synergies, and includes charges of 305 million euros for staffing optimization.

In 2004, by contrast, EBITDA benefited from the release of provisions set aside for the 1999 levy on undertaking telecommunications operations (546 million euro), and the release of risk provisions regarding subsidiary company TIM Celular (109 million euro).

EBIT (Operating result) amounted to 7,499 million euro, 1.4% less than in 2004 (7,603 million euro). EBIT corresponded to 25.1% of revenues in 2005 (26.9% in 2004). Excluding one-off items, the impact of currency fluctuations and changes to the area of consolidation and start-up costs, organic growth was equal to 0.6% (up 47 million euro).

EBIT was negatively impacted by greater amortization (424 million euro more compared with the 2004 financial year) associated with the major investment policy implemented in 2004 and 2005, including high-tech investments with a shorter service life. The EBIT figure benefited from gross capital gains arising from the sale of real estate in December 2005 (264 million euro).

Both EBITDA and EBIT margins, which were impacted by greater amortization and depreciation and the process of staff optimization, would have been substantially in line with the growth estimates announced to the market, if Telecom Italia had not decided to reinvest the efficiencies gained from the acceleration of the integration process (in total 400 million euro more than expected) in the development of commercial and network investment plan. This plan will allow the Group to confront new business scenarios and reinforce its leadership.

The 2005 consolidated net result was equal to 3,216 million euro (3,690 million euro before minorities), after registering growth in excess of 77% compared with 2004 (1,815 million euro). Consolidated net result growth may be ascribed principally to:

1) capital gains booked after the disposal of non-strategic equity interests, particularly the sale of TIM Hellas (410 million euro) and TIM Peru (120 million euro);

2) a greater share of profits for the Parent company from minorities (545 million euro) as a result of the TIM merger.

Industrial investment in 2005 was equal to 5,173 million euro, up 171 million euro compared with the preceding year, mainly owing to higher Wireline BU investments.

Net financial debt on 31 December 2005 stood at 39,858 million euro (32,862 million euro at year-end 2004). Debt was reduced by more than 10 billion euro during the year compared with the level following the PTO and other TIM share acquisitions (13,832 million euro), the dividend payout (2,328 million euro) and financial investments (1,102 million euro).

This reduction was achieved through: net cash generation of 4,818 million euro (9,991 million euro excluding industrial investments of 5,173 million euro), the disposal of non-strategic equity interests (3,674 million euro), including real estate disposals (of which 568 million euro from sales to the Raissa and Spazio Industriale funds), the conversion of the 2001/2010 bond and capital increases through the exercise of options corresponding to a total of 1,774 million euro.

Group headcount at year-end 2005, including personnel on temporary staff contracts, was 86,531 (85,484 excluding discontinued operations or operations currently being disposed of). Group headcount at year-end 2004, including temporary staff contracts, was 94,022 (82,620 excluding discontinued operations or operations currently being disposed of).

Telecom Italia S.p.A. 2005 results

Parent company Telecom Italia S.p.A earnings and financial full-year, quarterly and half-year 2005 results have been drafted in compliance with Italian accounting standards; regulations require the application of international IAS/IFRS accounting standards for Parent companies from 2006 onwards. Telecom Italia S.p.A.’s income, balance sheet and financial data take into account operations by merged company TIM solely for January and February 2005. TIM S.p.A.’s domestic operations were incorporated into the newly-formed 100%-owned Telecom Italia S.p.A. subsidiary company TIM Italia S.p.A.

Revenues grew by 6.8% compared with 2004 (16,108 million euro) to 17,209 million euro. This includes the revenues of incorporated company TIM S.p.A. for January and February (1,270 million euro).

EBITDA (Operating result before depreciation and amortization, capital gains/losses, and revaluations and write-downs of non-current activities) was equal to 6,863 million euro, 1.7% lower than in 2004 (6,982 million euro). EBITDA corresponded to 39.9% of revenues (43.3% for 2004).

In 2005 EBITDA was affected by company rationalization stemming from the adoption of the “one company” model which includes charges of 247 million euros associated with staffing optimization. Excluding the effects from the TIM merger and other one-off items, EBITDA in 2005 was equal to 6,563 million euro, 348 million euro lower than in 2004; EBITDA corresponded to 41.2% of revenues (42.2% in 2004)

EBIT (Operating result) amounted to 4,082 million euros, 0.6% lower than in 2004 (4,106 million euros). EBIT corresponded to 23.7% of revenues (25.5% for 2004).  EBIT was negatively impacted by greater amortization associated with the major investment policy implemented in 2004 and 2005. Excluding the effects from the TIM merger and other one-off items, EBIT in 2005 was equal to 3,691 million euro, 317 million euro lower than in 2004; EBITDA corresponded to 23.2% of revenues (24.9% in 2004)

Telecom Italia S.p.A.’s net result was 3,885 million euros, up 82% compared with 2004 (2,135 million euro). This result benefited from an improved balance of investment income/charges from subsidiaries (1,645 million euro) attributable to higher dividends from subsidiaries as a result of the TIM merger.

Events occurring after December 31, 2005

The main events that occurred since December 31, 2005 are:

DISPOSAL OF DIGITEL VENEZUELA

On January 20, 2006, Telecom Italia subsidiary TIM International N.V. signed a deal to sell 100% of the equity in Venezuelan mobile carrier Corporaciòn Digitel C.A. (Digitel) to the Telvenco S.A. company, owned by Oswaldo Cisneros, for a price of 425 million US dollars (the enterprise value). Completion of the deal is dependent upon obtaining the required authorizations from the Venezuelan authorities.

At consolidated level, the sale will reduce net financial borrowings by around 425 million US dollars.

Disposal of the equity interest in Digitel is part of the Telecom Italia Group strategy to rationalize its portfolio of international holdings and to refocus on countries which offer the greatest potential for exploiting integration between fixed-line and mobile platforms, and where the company holds a licence.

BUSINESS UNIT RESULTS

Telecom Italia Media results for 2005 were published in a press release issued on March 6, following the Board meeting that approved the accounts. Group IT unit operations are no longer presented in detail, following its integration into general operations after the merger of IT Telecom into Telecom Italia at the end of 2004.

WIRELINE

Revenues grew by 2.1% compared with 2004 (up 371 million euro) to 17,802 million euro. Organic growth on equivalent consolidation area terms and excluding currency fluctuations was equal to 1.6% (up 272 million euro).

Growth was driven by the successful growth of the national and European Broadband markets, higher sales of innovative products and services, and the defense of the core telephony market.

The Telephony segment registered revenues of 10,095 million euro (down 4.7% compared with 2004).  In 2005, this segment saw a reduction of revenues from traffic (-10%) essentially due to migration to the mobile network, as well as the regulatory impact on fixed-mobile termination prices. This reduction was limited thanks to the recovery of traffic market share (+0.6%), an increase in “flat”  packages, which reached 6.3 million or 29% of total accesses, and the greater penetration of innovative terminals (Aladino phones, Videophones and Cordless Wi-Fi) which in December 2005 totaled 3,815,000 units (with an increase in 2005 of 2,260,000 units.)

Internet business revenues grew by 17.2% compared with 2004 to 1,197 million euro as a result of Broadband revenue growth (+40%). Wireline’s broadband customer portfolio in Italy on 31 December 2005 reached 5,707,000 connections (+1,697 from end 2004, of which almost half were acquired in the last quarter of the year). Including Broadband customers in France, Germany and Holland, totaling 1,313,000 (+893,000 compared with year-end 2004 including those deriving from the acquisition of Liberty Surf in France), the total portfolio in Europe reached 7,020,000 connections.

Data Business revenues registered 6.3% overall growth compared with 2004 to 2,107 million euro, driven principally by strong Data VAS (web services and outsourcing) and innovative data transmission services, mainly transported via xdsl technology.

European Broadband Project revenues (France, Germany and Holland) saw strong growth and were up 109.6% compared with 2004 to 566 million euro, spurred by the acquisition of the Liberty Surf Group in France. Wireline’s overall foreign customer portfolio (broadband + narrowband) reached a total of 1,791,000 on 31 December 2005.

Wholesale service revenues grew by 10.5% compared with the same period in 2004 to 3,525 million euro.

EBITDA was 7,597 million euro, 2.7% lower than in 2004 (7,809 million euro) and corresponded to 42.7% of revenues (44.8% in 2004). This result was negatively impacted in 2005 by costs relating to company rationalization (approximately 200 million euro), while in 2004 there were exceptional positive items for approximately 90 million euro. Organic growth, net of variations in the perimeter, was 1%.

EBIT was 4,566 million euro, 4% lower than in 2004 (4,756 million euro) and corresponded to 25.6% of revenues (27.3% for 2004). As well as the above-mentioned extraordinary items, this result was also impacted by higher depreciation and amortization linked to greater industrial investment in 2004 and 2005. Excluding the already mentioned extraordinary items, the operating result was in line with the level registered in 2004.

Industrial investments rose by 403 million euro (+17.8%) compared with 2004 to 2,670 million euro. Investment growth was principally driven by investments in innovative technologies and new services on the domestic market, and the European Broadband Project.

MOBILE

Revenues grew by 10.7% compared with 2004 to 12,963 million euro as organic growth reached 6.3%. Growth was driven predominantly by a major expansion of operations in Brazil and ongoing good performance on the domestic market.

EBITDA was 5,540 million euro, corresponding to 42.7% of revenues (in 2004, respectively, 5,421 million euro and 46.3%). Organic growth amounted to 6.2% due mainly to the strong performance from operations in Brazil.

EBIT reached 3,661 million euro, 4.9% lower than in 2004 (3,850 million euro), corresponding to 28.2% of revenues (32.9% in 2004). This result was impacted by structural growth in the levels of depreciation and amortization associated with ongoing investments in high technology, with a shorter useful life, to develop network infrastructure and support business. Organic growth in 2004 was 3.4%.

Industrial investments in 2005 totaled 2,118 million euro (2,288 million euro for 2004). The difference was the result of synergies generated by ongoing integration, which make it possible to upgrade network technology at lower costs.

The customer portfolio (domestic and international), excluding customers of discontinued operations or companies being disposed of during the period, corresponded to 48.7 million lines, up 22% compared with December 31, 2004.

A breakdown by geographical area follows (domestic Italian operations and Brazil):

ITALY

Revenues from domestic operations were 10,076 million euro, up 1.5% compared with 2004.

Growth was driven by continuing enhancement of value added services (VAS), which over the year accounted for a value of 1,449 million euro (up 15.4% compared with 2004), corresponding to 14.4% of revenues (12.7% for 2004), with innovative services (non SMS) accounted for almost a third of these revenues. Revenues from core voice services totaled 7,921 million euro (-176 million euro compared with 2004) and were negatively impacted by the introduction of the new fixed/mobile termination price list. Net of this, core revenues would have remained at the preceding year’s levels.

Revenues from terminals grew strongly, rising by 23.9% to 706 million euro, driven by successful promotional campaigns for third-generation mobile phones.

EBITDA was 5,086 million euro, 1.8% lower than in 2004 and corresponded to 50.5% of revenues (52.2% for 2004). Excluding exceptional items, EBITDA posted organic growth of 1.5% compared with 2004. Net of the effect of the new mobile termination price list, EBITDA would have instead seen growth of 3.3% compared with 2004.

EBIT amounted to 3,856 million euro, 3.8% lower than in 2004 and corresponded to 38.3% of revenues (40.4% in 2004). This margin was impacted by higher depreciation and amortization linked to the push to develop 3G network infrastructure and platforms to support innovative offerings, including high-tech investments with a shorter useful life, as well as the rollout of new services. Excluding exceptional items, organic growth was 0.4% compared with 2004.

Industrial investment in 2005 totaled 1,276 million euro, predominantly in network infrastructure and the development of IT platforms for new services.

With over 28.6 million lines, TIM confirms its place as the domestic market leader with a 40% market share. The performance of the customer base in the last quarter of 2005 was particularly positive with approximately 1.3 million SIM cards added. On 31 December 2005, there were almost 2.2 million UMTS customers, while there were approximately 2 million subscribers to new offers (Tribù, Famiglia, Relax).

BRAZIL (average real/euro exchange rate 0.330155)

The TIM Brasil Group is the sole carrier in Brazil to offer nationwide coverage. The company maintained its leadership as the country’s top GSM line provider, supplying 16.6 million lines at December 31, 2005 (up 88.7% compared with 2004).

Overall, the company provided 20.2 million lines (GSM and TDMA) on 31 December 2005, up 6.6 million from the beginning of the year (up 48.4%).

The TIM Brasil Group has the second-largest number of customers in Brazil and a 23.4% market share. The company won the largest share of the incremental market (32% market share of net additions).

Consolidated TIM Brasil Group revenues amounted to 8,784 million reais, up 34.2% compared with 2004 as a result of strong customer base expansion and the increasing significance of value added services, which in 2005 accounted for 5% of revenues (3.2% in 2004).

Consolidated EBITDA was equal to 1,412 million reais, up 492 million reais compared with 2004 (+53.5%). EBITDA corresponded to 16.1% of revenues. This was achieved despite fierce price competition to expand the customer base, in validation of the strategy to leverage growth as a driver of development and improved profitability.

Consolidated EBIT was a negative 574 million reais (-471 million reais in 2004). This result was achieved despite greater depreciation and amortization associated with network and IT asset development.

Industrial investment in 2005 amounted to 2,551 million reais (2,973 million reais for 2004).

OLIVETTI

Revenues amounted to 452 million euro, down 138 million euro compared with 2004. Excluding the impact of currency rate fluctuations, changes to the area of consolidation (particularly, the cessation of trading in the USA and Mexico, and the sale of Innovis SpA and Cell-Tell SpA), and startup revenues from the rollout of new ink-jet technology products (desktop multi-function printers and portable photo-quality printers), the organic variation amounted to a negative 81 million euro. This figure was impacted by a rationalization of the product portfolio, and reduced fax and ink-jet head prices and volumes.

EBITDA amounted to negative 15 million euro (up 28 million euro on 2004); EBIT amounted to negative 38 million euro (a 17 million improvement on 2004). Organic variations, excluding exchange rate fluctuations, perimeter changes, exceptional items and start-up costs, amounted to negative 39 million euro for both EBITDA and EBIT.

Industrial investment amounted to 19 million euro, up 4 million euro compared with the preceding year.

BOND ISSUES, BONDS REACHING MATURITY AND DEBT STRUCTURE

In 2005, high cash flow generation, a rationalization of non-strategic equity interests and conversion of the 2001-2010 convertible bond enabled the Group to reabsorb over one third of the overall cost of the Telecom Italia/TIM merger, a move that was strategically important for the Group, as well as being appreciated by rating agencies.

In recent years, the Group has consistently improved debt “quality”. At present, average debt maturity is 7.4 years, a significant rise on the 2001 figure of 4.6 years. Average debt cost is equal to around 4.9%.

In 2005, the Telecom Italia Group placed four bond issues as part of its Euro Medium Term Note Programme with a total value of 10 billion euro. The ceiling for this bond issue programme was raised to 15 billion euro on 10 February 2006. Issuance details are as follows:

*

on 17 March 2005, Euro 850 million, coupon value 5.25%, maturing on 17 March 2055;

*

on 29 June 2005, GBP 500 million, coupon value 5.625%, maturing on 29 December 2015;

*

on 29 June 2005, Euro 250 million, coupon value 7.75%, maturing on 24 January 2033;

*

on 6 December 2005, Euro 1,000 million, coupon value quarterly index-linked to the 3-month Euribor rate + 0.53%, maturing on 6 December 2012.

On 28 September 2005, Luxembourg subsidiary company Telecom Italia Capital S.A. issued bonds wholly guaranteed by Telecom Italia S.p.A. for an aggregate of 2,500 million US dollars. Part of the company’s US$10 billion Shelf Registration Programme, the issue was placed in three tranches:

•

USD 400 million, coupon value quarterly index-linked in US$ to the Libor 3 month + 0.48%, maturing on 1 February 2011;

•

USD 700 million, coupon value 4.875%, maturing on 1 October 2010;

•

USD 1,400 million, coupon value 5.25%, maturing on 1 October 2015.

The issues listed above allowed the total coverage of bond loans maturing in 2006 and the launch of re-financing of those maturing in 2007. On 30 January 2006, Telecom Italia reimbursed the “TELECOM ITALIA S.p.A. Euro 1,000,000,000 Floating rate Notes due 2007” bond loan ahead of schedule. The original maturity was 29 October 2007.

The following is a list, expressed at reimbursement value and net of share buybacks, of bond loans maturing over the 18 month period subsequent to the closure of the accounts on 31 December 2005, issued by Telecom Italia S.p.A. and by Telecom Italia Finance guaranteed by Telecom Italia S.p.A.:

•

Euro 1,100 million, maturing on 3 January 2006;

•

Euro 2,041 million, maturing on 15 March 2006;

•

Euro 499.72 million, maturing on 14 December 2006;

•

Euro 1,250 million, maturing on 1 February 2007;

•

Euro 1,720 million, maturing on 24 April 2007.

CALL FOR SHAREHOLDERS’ MEETING AND PROPOSED DIVIDEND

The Telecom Italia Board of Directors has mandated the Chairman to call a meeting of shareholders on 12 April 2006 in first call and, if necessary, on 13 April in second call. In view of the amount of net income generated in 2005, the recommendation is that share capital should receive greater remuneration than last year and the dividend should be 0.14 euro for each ordinary share (up 28% compared with the 2004 dividend) and 0.151 euro for each savings share (up 25% compared with the 2004 dividend).

The dividend shall be paid out from 27 April 2006, ex-coupon on 24 April 2006.

The meeting of shareholders will also address the renewal of the Internal Auditing Committee, which expires; the decisions consequent to the exit of two Directors (Marco De Benedetti and Giovanni Consorte); changes to the compensation of external auditors Reconta Ernst & Young for the last year of the period 2004-2006.

PROPOSED AUTHORIZATION FOR SHARE BUYBACK OF UP TO ONE BILLION EURO

The meeting of shareholders will also be asked to authorize the purchase and the sale of Telecom Italia ordinary and/or savings shares, within the limts of the law, and for a total value of not more than one billion euro. The aim of the proposal is to give the Board of Directors an additional managerial tool, of broad scope, to use only if and when the opportunity and occasion presents itself, in the light of stock market’s performance. The eventual implementation of a buyback would, however, take place within the limits of the prefigured financial structure, without negative effects of the debt reduction goals which Telecom Italia has set itself.

***

The Board of Directors, in accordance with the regulatory framework as modified by the recent law on market abuse, adopted specific procedures for the handling and communication to the public of privileged information which, instituting a Register of the people with access to privileged information, in effect from 1 April 2006, regulate disclosure and ensure confidentiality during the drafting phase.

The Board, in postponing the adjustment of by-laws following the Legge sul Risparmio, also adopted, as called for in the civil code, a dedicated procedure aimed at standardizing the handling of operations with Telecom Italia counterparts carried out by companies of the Group.

Both new instruments are now being distributed and will be soon available at www.telecomitalia.it.

***

The Board meeting has been adjourned to the afternoon to continue the business of the day with the examination the budget and strategic objectives for 2006-2008.

Telecom Italia

Media Relations

Corporate and Wireline Press Office

+39.06.3688.2610

www.telecomitalia.it/stampa_uk

Telecom Italia

Investor Relations

+ 39.02.8595.4131

www.telecomitalia.it/investor_relations

TELECOM GROUP - CONSOLIDATED CASH FLOW STATEMENTS

(millions of euro)	Year 2005	Year 2004
CASH FLOWS ATTRIBUTABLE TO OPERATING ACTIVITIES		
Net income from continuing operations	3.140	2.952
Adjustments to reconcile net income from continuing operations with cash flows generated (absorbed) by operating activities:		
Depreciation and amortisation	5.232	4.808
Impairment losses/reversals on non-current assets (including equity investments)	3	446
Net change in deferred tax assets and liabilities	1.390	865
Gains/losses on disposal of non-current assets	(327)	(106)
Share of earnings of equity investments in associates accounted for by the equity method	(23)	5
Change in reserves for employees termination indemnities and other reserves relating to e	255	(39)
Net change in current trade and miscellaneous receivables/payables and other changes (I)	266	1.335
CASH FLOWS GENERATED (ABSORBED) BY OPERATING ACTIVITIES (A)	**9.936**	**10.266**
CASH FLOWS ATTRIBUTABLE TO INVESTING ACTIVITIES		
Acquisition of tangible assets	(1.785)	(1.882)
Acquisition of intangible assets	(3.388)	(3.120)
Acquisition of equity investments in subsidiaries, net of cash acquired	(390)	(1)
Acquisition of other equity investment	(14.544)	(867)
Change in financial receivables and other financial assets	(774)	(56)
Consideration collected on the sale of equity investments in subsidiaries, net of cash sold (	2.052	43
Consideration collected on the sale of tangible, intangible and other non-current assets (II)	950	452
CASH FLOWS GENERATED (ABSORBED) BY INVESTING ACTIVITIES (B)	**(17.879)**	**(5.431)**
CASH FLOWS ATTRIBUTABLE TO FINANCING ACTIVITIES		
Net change in financial liabilities	11.453	1.302
Consideration collected for equity instruments	102	193
Share capital increases/repurchases net of start-up and expansion costs	(160)	51
Dividends paid to minority shareholders (distribution of reserves included)	(2.328)	(2.780)
CASH FLOWS GENERATED (ABSORBED) BY FINANCING ACTIVITIES (C)	**9.067**	**(1.234)**
CASH FLOWS GENERATED (ABSORBED) BY DISCONTINUED OPERATIONS/ASSETS HE	**26**	**(109)**
AGGREGATE CASH FLOWS (E=A+B+C+D)	**1.150**	**3.492**
NET CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD (F)	**8.667**	**5.211**
Net effect of foreign currency translation on cash (G)	141	(36)
NET CASH AND CASH EQUIVALENTS AT END OF PERIOD (H=E+F+G)	**9.958**	**8.667**
OTHER INFORMATION		
Income tax paid	708	1.476
Interest paid	2.796	2.779
Interest received	1.067	1.025
Dividends received	61	35

(I) Net of the impact of the purchase/sale of equity investments in consolidated subsidiaries

(II) Net of the change in liabilities as a result of the relative acquisition

(III) Net of the change in receivables as a result of the relative sales

BALANCE SHEETS

(millions of euro)	At 12.31.2005	At 12.31.2004	Changes
NON-CURRENT ASSETS			
Intangible assets			
- Goodwill and other intangible assest with an indefinite life	1	3	(2)
- Intangible assets with a finite life	1.681	1.625	56
	1.682	1.628	54
Tangible assets			
- Property, plant and equipment owned	10.687	11.238	(551)
	10.687	11.238	(551)
Other non-current assets			
- Equity investments	51.672	34.235	17.437
- Securities and financial receivables	475	388	87
- Miscellaneous receivables and other non-current assets	677	486	191
	52.824	35.109	17.715
Deferred tax assets	1.854	2.391	(537)
TOTAL NON CURRENT ASSETS (A)	**67.047**	**50.366**	**16.681**
CURRENT ASSETS			
Inventories	76	113	(37)
Trade receivables, miscellaneous receivables and othe current assets	8.452	6.638	1.814
Financials receivables and other current financial asset	172	604	(432)
Cash and cash equivalents	6.601	6.008	593
TOTAL CURRENT ASSETS (B)	**15.301**	**13.363**	**1.938**
TOTAL ASSETS (A+B)	**82.348**	**63.729**	**18.619**
SHAREHOLDERS' EQUITY			
- Share capital	10.668	8.865	1.803
- Reserves and retained earnings	7.415	5.811	1.604
- Net income	3.885	2.135	1.750
			-
TOTAL SHAREHOLDERS' EQUITY (C)	**21.968**	**16.811**	**5.157**
NON-CURRENT LIABILITIES			
Non- current financials liabilities	39.148	33.374	5.774
Employee severance indemnities and other employee- related reserves	1.196	1.043	153
Reserve for deferred taxes	-	-	-
Reserves for future risks and charges	338	386	(48)
Miscellaneous payables and other non-current liabilities	514	646	(132)
TOTAL NON-CURRENT LIABILITIES (D)	**41.196**	**35.449**	**5.747**
CURRENT LIABILITIES			
Current financial liabilities	12.512	4.732	7.780
Trade paybles, miscellaneous payables and other current liabilities	6.672	6.737	(65)
TOTAL CURRENT LIABILITIES (E)	**19.184**	**11.469**	**7.715**
TOTAL LIABILITIES (F=D+E)	**60.380**	**46.918**	**13.462**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES (C+F)	**82.348**	**63.729**	**18.619**

Cautionary Statement for Purposes of the "Safe Harbor" Provision of the United
States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation reform Act of 1995 provides a "safe harbor"
for forward-looking statements.  The Press Release included in this Form 6-K contains certain forward looking statements and forecasts reflecting management's current views with respect to certain future events.  The ability of the Telecom Italia Group to achieve its projected results is dependant on many factors which are outside of management's control.  Actual results may differ materially from those projected or implied in the forward-looking statements.  Such forward-looking information involves risks and uncertainties that could significantly affect expected results and are based on certain key assumptions.

The following important factors could cause the Telecom Italia Group's actual results to differ materially from those projected or implied in any forward-
looking statements:

- the continuing impact of increased competition in a liberalized market, including competition from global and regional alliances formed by other telecommunications operators in the core domestic fixed-line and wireless markets of the Telecom Italia Group;

- the ability of the Telecom Italia Group to introduce new services to stimulate increased usage of its fixed and wireless networks to offset declines in its fixed-line business due to the continuing impact of regulatory required price reductions, market share loss and pricing pressures generally;

- the ability of the Telecom Italia Group to achieve cost-reduction targets in the time frame established or to continue the process of rationalizing its non-core assets;

- the impact of regulatory decisions and changes in the regulatory environment;

- the impact of the slowdown in Latin American economies and the slow recovery of economies generally on the international business of the Telecom
Italia Group focused on Latin America and on its foreign investments and capital expenditures;

- the continuing impact of rapid changes in technologies;

- the impact of political and economic developments in Italy and other countries in which the Telecom Italia Group operates;

- the impact of fluctuations in currency exchange and interest rates;

- Telecom Italia's ability to continue the implementation of its 2002-2004
Industrial Plan, including the rationalization of its corporate structure and the disposition of Telecom Italia's interests in various companies;

- the ability of the Telecom Italia Group to successfully achieve its debt reduction targets;

- Telecom Italia's ability to successfully roll out its UMTS networks and services and to realize the benefits of its investment in UMTS licenses and related capital expenditures;

- Telecom Italia's ability to successfully implement its internet strategy;

- the ability of the Telecom Italia Group to achieve the expected return on the significant investments and capital expenditures it has made in Latin
America and in Europe;

- the amount and timing of any future impairment charges for Telecom
Italia's licences, goodwill or other assets; and

- the impact of litigation or decreased mobile communications usage arising from actual or perceived health risks or other problems relating to mobile handsets or transmission masts.

The foregoing factors should not be construed as exhaustive.  Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof.
Accordingly, there can be no assurance that the group will achieve its projected results.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      March 7th, 2006

                                                   TELECOM ITALIA S.p.A.

                                              BY: /s/ Carlo De Gennaro
                                                  ---------------------------
                                                      Carlo De Gennaro
                                                       Company Manager